SCMP Group Limited

NEWSPAPER MAGAZINE RETAIL VENTURES

Interim Report 2003

SINCE 1903
100
YEARS IN
HONG KONG
South China Morning Post

SCMP Group Limited

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2003 as follows:

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT

	Note	Unaudited For the six months ended 30 June 2003 HK$'000	 2002 (Restated) HK$'000
Turnover	2	**613,635**	669,911
Other revenue	3	**1,938**	4,786
Staff costs		**(183,268)**	(207,052)
Cost of production materials/sales		**(203,016)**	(208,067)
Rental and utilities		**(44,289)**	(51,415)
Depreciation and amortisation		**(38,869)**	(39,521)
Advertising and promotion		**(5,438)**	(14,490)
Other operating expenses		**(79,159)**	(61,287)
Gain on disposal of long-term investment shares		**1,955**	–
Gain on disposal of subsidiaries		**600**	11,209
Provision for impairment in value of long-term investment		**(780)**	–
Profit from operating activities		**63,309**	104,074
Finance costs		**(2,919)**	–
Operating profit		**60,390**	104,074
Share of losses less profits of associates		**(1,695)**	2,716
Share of losses of a jointly controlled entity		**(3,575)**	(4,018)
Profit before tax		**55,120**	102,772
Tax	4	**(19,678)**	(11,788)
Profit after tax		**35,442**	90,984
Minority interests		**(1,465)**	(902)
Profit attributable to shareholders		**33,977**	90,082
Dividend distribution			
Proposed interim dividend distribution of 2 cents (2002: 4 cents) per share		**31,219**	69,375
Earnings per share			
Basic	5	**2.18 cents**	5.19 cents

SCMP Group Limited

(Incorporated in Bermuda with limited liability)

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2003 HK$'000	31 December 2002 (Restated) HK$'000
Non-current assets			
Intangible assets	6	**27,261**	14,130
Fixed assets	7	**1,488,815**	1,507,475
Defined benefit plan's assets		**32,464**	37,858
Interests in associates		**39,013**	41,875
Interest in a jointly controlled entity		**7,239**	9,375
Long-term investment shares		**122,456**	128,523
		1,717,248	1,739,236
Current assets			
Inventories		**37,967**	43,172
Accounts receivable	8	**113,717**	155,326
Prepayments, deposits and other receivables		**42,621**	49,146
Bank balances and deposits		**154,168**	138,992
		348,473	386,636
Current liabilities			
Accounts payable and accrued liabilities	9	**115,343**	169,533
Tax payable		**14,211**	1,360
Subscriptions in advance		**14,605**	16,285
		144,159	187,178
Net current assets		**204,314**	199,458
Total assets less current liabilities		**1,921,562**	1,938,694
Non-current liabilities			
Minority interests		**10,165**	8,692
Interest-bearing bank loan, unsecured		**310,000**	310,000
Deferred tax		**97,886**	91,248
		418,051	409,940
		1,503,511	1,528,754
Capital and reserves			
Issued capital	10	**156,095**	156,095
Reserves	11	**1,316,197**	1,310,221
Proposed dividend distribution	11	**31,219**	62,438
		1,347,416	1,372,659
		1,503,511	1,528,754

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited For the six months ended 30 June 2003 HK$'000	2002 HK$'000
Net cash inflow from operating activities	**103,151**	133,144
Net cash outflow from investing activities	**(25,536)**	(155,918)
Net cash outflow from financing activities	**(62,439)**	(3,000)
Increase/(decrease) in cash and cash equivalents	**15,176**	(25,774)
Cash and cash equivalents at beginning of period	**138,992**	282,352
Cash and cash equivalents at end of period	**154,168**	256,578

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Unaudited For the six months ended 30 June 2003 HK$'000	2002 (Restated) HK$'000
At 1 January			
As previously stated		**1,537,245**	2,150,075
Changes in accounting policy	11	**(8,491)**	(14,718)
As restated		**1,528,754**	2,135,357
Surplus/(deficit) on revaluation of long-term investment shares	11	**3,055**	(869)
Deferred taxation directly (charged)/credited to reserve	11	**(14)**	4
Exchange differences on consolidation	11	**1,130**	543
Net gains and losses not recognised in the profit and loss account		**4,171**	(322)
Net profit for the period	11	**33,977**	90,082
Revaluation reserve released on disposal of long-term investment shares	11	**(952)**	–
Dividends	11	**(62,439)**	–
At 30 June		**1,503,511**	2,225,117

NOTES TO THE ACCOUNTS

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has adopted the SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2003.

The changes to the Group's accounting policy and the effect of adopting the above revised policy are as follows:

Up to the year ended 31 December 2002, deferred taxation was provided, using liability method, on all significant timing differences to the extent it is probable that liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond doubt.

Commencing from 1 January 2003, the Group has adopted SSAP 12 (revised) "Income Taxes" whereby deferred taxation is provided for in full, using liability method, on temporary difference arising between tax bases of assets and liabilities (i.e. amounts attributed to those assets and liabilities for taxation purposes) and their carrying value in the accounts.

Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The adoption of SSAP 12 (revised) represent a change in accounting policy and the effect on the Group's accounts resulting from such a change have been accounted as a prior year adjustment. The comparative consolidated profit and loss for the six months period ended 2002 has been restated to conform with the changed policy. The opening retained earnings as at 1 January 2003 was reduced by HK$8,313,000 (2002: HK$14,532,000) which is the cumulative effect of the change in policy on the retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by HK$178,000 (2002: HK$186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 have been restated at HK$91,248,000 and HK$8,692,000, respectively. For the six months ended 30 June 2002, profit and loss account and asset revaluation reserve were credited by HK$3,979,000 and HK$4,000, respectively.

2. Segment Information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and online publications, retailing, property holding and video and film post-production.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

	Turnover For the six months ended 30 June		**Contribution to operating profit For the six months ended 30 June**	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Newspapers, magazines and other publications	**354,270**	402,782	**17,194**	56,957
Retailing	**203,202**	204,597	**(1,201)**	(525)
Investment properties	**41,392**	38,716	**40,024**	37,558
Video and film post-production	**10,386**	10,669	**1,425**	(2,160)
Entertainment and education	**4,385**	13,147	**2,948**	12,244
Total	**613,635**	669,911	**60,390**	104,074

3. **Other Revenue**

	For the six months ended 30 June 2003 HK$'000	2002 HK$'000
Dividend income from listed investments	**563**	1,241
Interest income	**874**	2,833
Others	**501**	712
Total	**1,938**	4,786

4. **Tax**

	For the six months ended 30 June 2003 HK$'000	2002 (Restated) HK$'000
Company and subsidiaries:		
Hong Kong profits tax	**12,901**	15,169
Elsewhere	**113**	–
Deferred taxation relating to the origination and reversal of temporary differences	**(1,914)**	(3,995)
Deferred taxation relating to an increase in tax rate	**8,538**	–
Associates:		
Elsewhere	**40**	614
Taxation charge	**19,678**	11,788

Hong Kong profits tax has been calculated at 17.5% (2002: 16%) on the assessable profits generated during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

5. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit for the period attributable to shareholders of HK$33,977,000 (2002: HK$90,082,000) and the weighted average of 1,560,945,596 (2002: 1,734,383,996) shares in issue during the period.

For the six months ended 30 June 2003, the diluted earnings per share was not shown as there was no dilution effect.

6. **Intangible Assets**

	Goodwill HK$'000	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
Cost:					
At 1 January 2003	610,033	1,820,000	4,250	9,951	2,444,234
Additions	1,670	–	495	11,429	13,594
At 30 June 2003	611,703	1,820,000	4,745	21,380	2,457,828
Accumulated amortisation:					
At 1 January 2003	610,033	1,820,000	71	–	2,430,104
Provided during the period	28	–	435	–	463
At 30 June 2003	610,061	1,820,000	506	–	2,430,567
Net book value:					
At 30 June 2003	1,642	–	4,239	21,380	27,261
At 31 December 2002	–	–	4,179	9,951	14,130

7. Fixed Assets

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2003	756,000	374,148	907,701	7,646	2,045,495
Additions	–	–	5,697	20,719	26,416
Reclassification	–	–	5,937	(5,937)	–
Acquisition of subsidiaries	–	–	183	–	183
Disposals	–	–	(14,302)	(1,135)	(15,437)
Disposal of subsidiaries	–	–	(3,782)	–	(3,782)
At 30 June 2003	756,000	374,148	901,434	21,293	2,052,875
Accumulated depreciation:					
At 1 January 2003	–	66,839	471,181	–	538,020
Provided during the period	–	3,901	34,505	–	38,406
Acquisition of subsidiaries	–	–	37	–	37
Disposals	–	–	(8,808)	–	(8,808)
Disposal of subsidiaries	–	–	(3,595)	–	(3,595)
At 30 June 2003	–	70,740	493,320	–	564,060
Net book value:					
At 30 June 2003	756,000	303,408	408,114	21,293	1,488,815
At 31 December 2002	756,000	307,309	436,520	7,646	1,507,475
Analysis of cost and valuation:					
At cost	–	341,148	901,434	21,293	1,263,875
At valuation – 1990	–	33,000	–	–	33,000
– 2002	756,000	–	–	–	756,000
	756,000	374,148	901,434	21,293	2,052,875

8. Accounts Receivable

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	30 June 2003		31 December 2002	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**55,703**	**43**	66,307	39
31 to 60 days	**34,041**	**26**	53,657	31
61 to 90 days	**22,743**	**18**	36,889	22
Over 90 days	**16,352**	**13**	14,246	8
Total	**128,839**	**100**	171,099	100
Less: Provision for bad and doubtful debts	**(15,122)**		(15,773)	
	113,717		155,326	

9. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are trade payables and their ageing analysis is as follows:

	30 June 2003		31 December 2002	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**62,255**	**83**	94,412	77
31 to 60 days	**1,427**	**2**	5,767	5
61 to 90 days	**604**	**1**	9,611	8
Over 90 days	**10,461**	**14**	12,089	10
Total	**74,747**	**100**	121,879	100

10. Share Capital

	30 June 2003 HK$'000	31 December 2002 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2002: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

11. Reserves & Proposed Dividend Distribution

	Share premium HK$'000	Contributed surplus HK$'000	Investments revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002							
As previously stated	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
Change in accounting policy							
Effects of adopting SSAP 12 (revised)	–	–	–	(186)	–	(14,532)	(14,718)
As restated	1,151,275	1,925,381	27,337	1,317	(38,981)	(1,104,410)	1,961,919
Shares premium reduction	(1,105,290)	–	–	–	–	1,105,290	–
Change in fair values of long-term investment shares	–	–	(869)	–	–	–	(869)
Exchange differences on consolidation	–	–	–	–	543	–	543
Deferred taxation directly credited to reserve	–	–	–	4	–	–	4
Profit for the period	–	–	–	–	–	90,082	90,082
At 30 June 2002	45,985	1,925,381	26,468	1,321	(38,438)	90,962	2,051,679
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Change in accounting policy							
Effects of adopting SSAP 12 (revised)	–	–	–	(178)	–	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	3,055	–	–	–	3,055
Revaluation reserve released on disposal	–	–	(952)	–	–	–	(952)
Exchange differences on consolidation	–	–	–	–	1,130	–	1,130
Deferred taxation directly charged to reserve	–	–	–	(14)	–	–	(14)
Profit for the period	–	–	–	–	–	33,977	33,977
2002 final dividend distribution	–	(62,439)	–	–	–	–	(62,439)
At 30 June 2003 – note (a)	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416

Note (a) – The proposed interim dividend distribution of HK$31,219,000 for six months ended 30 June 2003 is to be paid out of the Company's contributed surplus.

12. Approval of the Interim Financial Report

These interim accounts were approved by the Board of Directors on 5 September 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company during the period. Its principal activities comprised newspapers, magazines and books publishing, retailing, property investments and video and film post-production.

FINANCIAL REVIEW

Operating Results of the Group

The Group's consolidated operating results for the six months ended 30 June 2003 and 2002 were as follows:

HK$ million, except per share amounts	Unaudited For the six months ended 30 June **2003**	2002 (restated)	% change
Turnover	**613.6**	669.9	(8%)
Operating cost before depreciation	**(504.2)**	(542.3)	(7%)
EBITDA	**109.4**	127.6	(14%)
Other revenues	**1.9**	4.8	(60%)
Depreciation and amortisation	**(38.9)**	(39.5)	(2%)
Finance costs	**(2.9)**	–	100%
Gain on disposal of subsidiaries	**0.6**	11.2	(95%)
Gain on disposal of long-term investment shares	**2.0**	–	100%
Office relocation expenses	**(10.9)**	–	100%
Provision for impairment in value of long-term investment	**(0.8)**	–	100%
Operating profit	**60.4**	104.1	(42%)
Profit attributable to shareholders	**34.0**	90.1	(62%)
Earnings per share (HK cents)			
Basic	**2.18**	5.19	(58%)

The Group faced an extremely challenging business environment in the first half of 2003. First quarter performance was fairly stable despite the war in Iraq but the SARS outbreak in late March had a material adverse impact on several businesses of the Group. On May 16, 2003, the Group issued a profit warning on the back of a 30% year-on-year decline in advertising revenue for the period April 1 to May 11 and a significant drop in newspaper subscription sales to hotels and airlines.

These factors contributed to a decline in consolidated revenues of 8% to HK$613.6 million for the six months ended 30 June 2003 compared with the same period in 2002. Despite several cost saving measures implemented during the period, earnings before interest, tax, depreciation and amortisation (EBITDA) decreased by 14% to HK$109.4 million. Office relocation expenses, combined with changes in accounting standard and corporation tax rate relating to deferred taxation, much lower gains on disposal of subsidiaries and long-term investments, and finance costs related to the share buyback in October 2002 resulted in profit attributable to shareholders declining to HK$34 million compared to HK$90.1 million for the same period last year. It should be noted that the change in accounting standard and tax rate for deferred taxation that led to a charge to profits of HK$8.5 million is a non-cash item and therefore has no impact on our cash flow. Basic earnings per share were HK2.18 cents.

Operating Costs and Expenses

The Group's operating costs and expenses for the six months ended 30 June 2003 and 2002 were as follows:

	Unaudited For the six months ended 30 June		
HK$ million	**2003**	2002	% change
Staff costs	**183.3**	207.1	(12%)
Cost of production materials and sales	**203.0**	208.1	(3%)
Rental and utilities	**44.3**	51.4	(14%)
Advertising and promotion	**5.4**	14.5	(63%)
Other operating expenses	**68.2**	61.2	11%
Operating cost before depreciation	**504.2**	542.3	(7%)
Depreciation and amortisation	**38.9**	39.5	(2%)
Total operating costs and expenses	**543.1**	581.8	(7%)

In response to the unprecedented business downturn, the Group implemented several cost saving measures. Operating costs before depreciation decreased by 7% to HK$504.2 million compared with the same period last year, mainly due to a reduction in headcount, lower newsprint costs and usage, reduced rental and advertising and promotion expenses.

Staff costs were lower by 12% due to a reduction in headcount from 1,321 as at 30 June 2002 to 1,262 as at 30 June 2003, partly due to the sale of *Health Plus* in May 2003 and the education business in March 2002, as well as a voluntary salary reduction program initiated in June 2003 which will remain in place for the rest of the year. The average cost of newsprint decreased by 23% to US$422 per metric ton compared with US$545 per metric ton for the same period last year. Newsprint usage was lower by 10% with a decline in advertising volume. Rental and utilities decreased by 14% as a result of the sale of *Health Plus* and education businesses. Advertising and promotion expenses were reduced in light of the uncertain and difficult business environment.

Contribution by Business Segment

	Unaudited Contribution to Turnover For the six months ended 30 June		
HK$ million	**2003**	2002	% change
Newspapers, magazines and other publications	**354.2**	402.8	(12%)
Retailing	**203.2**	204.6	(1%)
Investment properties	**41.4**	38.7	7%
Video and film post-production	**10.4**	10.7	(3%)
Entertainment and education	**4.4**	13.1	(66%)
Total	**613.6**	669.9	(8%)

	Unaudited Contribution to EBITDA For the six months ended 30 June			Unaudited Contribution to Operating Profit For the six months ended 30 June		
HK$ million	**2003**	2002	% change	**2003**	2002	% change
Newspapers, magazines and other publications	**63.7**	87.8	(27%)	**17.2**	57.0	(70%)
Retailing	**(0.1)**	0.9	(111%)	**(1.2)**	(0.5)	140%
Investment properties	**40.4**	37.6	7%	**40.0**	37.6	6%
Video and film post-production	**1.9**	(0.4)	575%	**1.4**	(2.2)	164%
Entertainment and education	**3.5**	1.7	106%	**3.0**	12.2	(75%)
Total	**109.4**	127.6	(14%)	**60.4**	104.1	(42%)

Newspapers, magazines and books publishing continued to generate a significant portion of the Group's revenues and EBITDA, but office relocation expenses of HK$10.9 million, finance costs related to the share buyback in October 2002, and settlement of advertising credit claims of HK$2.3 million led to the core business' contribution to operating profit to decline significantly to HK$17.2 million.

OPERATING REVIEW

Newspapers, magazines and other publications

HK$ million	Unaudited For the six months ended 30 June 2003	2002	% change
Turnover			
Newspapers	**313.7**	361.9	(13%)
Magazines and others	**40.5**	40.9	(1%)
Total turnover	**354.2**	402.8	(12%)
EBITDA	**63.7**	87.8	(27%)
Operating profit	**17.2**	57.0	(70%)

Revenue for the publishing division for the six months ended 30 June 2003 was HK$354.2 million, a 12% decrease compared with the same period last year. Despite lower production costs and cost saving measures, operating profit dropped significantly to HK$17.2 million due to office relocation expenses, finance costs related to the share buyback last year, and settlement of advertising credit claims.

As a result of the SARS outbreak, newspaper display advertising revenue decreased by 19% on the back of a 15% decline in volume and lower yields. The impact of SARS was felt in all categories, particularly travel-related and high-end retail, fashion and lifestyle. Newspaper classified advertising revenue increased by 2%. Recruitment advertising revenue decreased by 13% but this was offset by an increase in revenue in other classified categories. Overall, classified volume decreased by 1%, which was offset by higher yields.

Newspaper circulation revenue decreased by 7% compared to the same period last year, due mainly to a decline in copy sales to hotels and airlines. The average unaudited circulation of the *South China Morning Post* showed a decrease of 11% from 104,406 to 92,474 copies per day in the six months ended 30 June 2003 while the *Sunday Morning Post* showed a decrease of 18% from 90,868 to 74,850 copies per day. On April 6, the cover price of *Sunday Morning Post* was increased from HK$7 to HK$8 resulting in a 6% decrease in copy sales but a 10% increase in revenue.

Revenue from magazines and other publications for the six months ended 30 June 2003 was flat compared with the same period last year. The strong performance of magazine titles in the first four months of the year mitigated the impact of SARS on advertising revenue in May and June. Operating profit improved slightly due to cost saving measures.

Retailing

HK$ million	Unaudited For the six months ended 30 June 2003	2002	% change
Turnover	**203.2**	204.6	(1%)
EBITDA	**(0.1)**	0.9	(111%)
Operating loss	**(1.2)**	(0.5)	140%

Revenue from retail operations decreased 1% compared with the same period last year. Because of the very low margins in retail operations, the decline in sales due to SARS led to an increase in operating losses despite some temporary rental reductions and other cost saving measures. In the first six months, four *Daily Stop* shops were closed due to MTR station improvements and four new shops were opened. As at the end of June 2003, there were 83 *Daily Stop* outlets in operation.

Other retailing operations were focused on shop consolidation and cost control in preparation for divestment. On 1 June 2003, *Health Plus* and Highlight Trading were sold at a gain of HK$0.6 million. The gain on disposal was offset against operating losses.

Investment properties

HK$ million	Unaudited For the six months ended 30 June 2003	2002	% change
Turnover	**41.4**	38.7	7%
EBITDA	**40.4**	37.6	7%
Operating profit	**40.0**	37.6	6%

Rental income from investment properties increased 7% due to a new lease on an investment property and rental income from advertising billboards. The lease for TV City, which contributes a major portion of rental income and EBITDA, will expire at the end of the year.

Video and film post-production

HK$ million	Unaudited For the six months ended 30 June 2003	2002	% change
Turnover	**10.4**	10.7	(3%)
EBITDA	**1.9**	(0.4)	575%
Operating profit/(loss)	**1.4**	(2.2)	164%

Revenue from video film production in the second quarter of this year was affected by SARS with several projects put on hold. Post-production business with higher margins performed better. As a result, the business was profitable for the six months ended 30 June 2003 compared to losses for the same period last year.

Entertainment and education

HK$ million	Unaudited For the six months ended 30 June 2003	2002	% change
Turnover	**4.4**	13.1	(66%)
EBITDA	**3.5**	1.7	106%
Operating profit	**3.0**	12.2	(75%)

Revenue from this division was related to royalties and income from record sales of Capital Artists whose production operation was suspended in October 2001. The education businesses were sold in March 2002.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was HK$103.1 million for the six months ended 30 June 2003 compared with HK$133.1 million for the same period last year. The decrease was primarily due to lower earnings resulting from lower advertising and circulation revenues.

Net cash used in investing activities for the six months ended 30 June 2003 was HK$25.5 million primarily due to capital spending. Net cash used in investing activities for the same period last year was HK$155.9 million, which comprised mainly of short-term placement of cash deposits.

The Group had net cash used in financing activities of HK$62.4 million primarily for the payment of dividends. The net cash used in financing activities for the same period last year was HK$3 million with payment of dividends offset by maturing longer-term bank placements.

Cash generated from the Group's operations and funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditures.

As at 30 June 2003, the Group had bank borrowings of HK$310 million. The bank borrowing is a Hong Kong Dollar unsecured floating rate term loan repayable within three years. The Group has no significant foreign exchange risk exposure.

The ratio of current assets to current liabilities was 2.4 times as at 30 June 2003 compared with 2.1 times as at 31 December 2002. As at 30 June 2003, the Group had a gearing ratio of 10% compared with 11% as at 31 December 2002 based on total borrowings of HK$310 million, net available cash of HK$ 154.2 million and shareholders' funds of HK$1,503 million.

CAPITAL EXPENDITURES

The Group continued its capital expenditure program to invest in new technology and improve operating efficiency. Of the estimated HK$86.1 million capital expenditures in 2003, HK$38.3 million were spent in the six months ended 30 June 2003 as follows: (i) HK$13.7 million as partial payments for editorial, circulation, advertising and retail point-of-sales systems, (ii) HK$10.9 million for video and film post-production equipment, (iii) HK$9.6 million on replacement items, and (iv) HK$4.1 million on new retail shops and computer hardware and software. The balance of HK$47.8 million will be spent further on the editorial, circulation, advertising and retailing systems, new retail outlets and replacement items.

DEFERRED TAXATION

With effect from January 2003, the Group adopted a new accounting policy for deferred tax to comply with Hong Kong SSAP 12 (revised) "Income Taxes". In previous years, partial provision was made for deferred tax arising from timing differences using the income statement liability method except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax liabilities are recognised in full in respect of all timing differences while deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised.

The new accounting policy has been applied retroactively, resulting in prior period adjustments. The opening retained earnings as at 1 January 2003 was reduced by HK$8,313,000 (2002: HK$14,532,000) representing the cumulative effect of the change in policy on retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by HK$178,000 (2002: HK$186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 were restated at HK$91,248,000 and HK$8,692,000, respectively.

For the six months ended 30 June 2002, profit and loss accounts and asset revaluation reserve were credited by HK$3,979,000 and HK$4,000, respectively.

PROSPECTS

Our performance for the second half of the year will depend largely on the strength of the economic recovery. While there are signs of recovery from SARS boosted in part by the Government stimulus package, unemployment continues to rise to record levels and deflationary pressures continue to affect some sectors. Against this backdrop, advertising and circulation sales have improved but the pace and strength of such recovery remain uncertain.

In our core business, we will launch several marketing and promotion campaigns in the second half to drive circulation and advertising growth, and to coincide with the centenary of the *South China Morning Post*. We will continue to introduce new advertising formats and strive to drive revenue at each customer interaction. We will continue to improve the quality of our newspapers and expand its availability in Hong Kong and the mainland. We will continue to find new ways to deliver our quality content using our online platform. In our other businesses, we will continue to seek efficiency gains and find new ways of increasing revenues.

We will remain focused on disciplined cost control in all our businesses. Our voluntary salary reduction program will stay in place through the end of the year. The full impact of cost savings from the office relocation will be evident next year. Our recent and continuing investments in technology are lowering our cost base and improving efficiency.

Our long-term focus remains unchanged and on track: delivering quality content that is relevant to our readers, offering an enhanced ability to serve our customers, and making strategic investments to enhance the value of our existing assets or extend our brand. These strategies combined with strong financial discipline put us in a strong position to pursue opportunities for growth as they arise.

INTERIM DIVIDEND DISTRIBUTION

The Directors have declared an interim dividend distribution from the contributed surplus account of HK2 cents per share, amounting to HK$31.2 million, payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 30 September 2003 and payable on Wednesday, 8 October 2003.

BOOK CLOSURE

The Register of Members of the Company will be closed from Thursday, 25 September 2003 to Tuesday, 30 September 2003, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 24 September 2003 so as to qualify for the interim dividend distribution.

DIRECTORS

The following persons were Directors of the Company as at the date of this report:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Thaddeus Thomas Beczak	Deputy Chairman
Mr. Ronald J. Arculli*	
Tan Sri Dr. Khoo Kay Peng	
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	

* *Independent Non-executive Director*

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

(A) Directors and Chief Executives

As at 30 June 2003, the Directors and chief executives of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

	Ordinary shares of the Company		
Name of Director	Capacity/ Nature of interests	Number of shares held	Approximate % of issued share capital
Mr. Kuok Khoon Ean *(Note 1)*	Corporate	340,000	0.022%
Mr. Thaddeus Thomas Beczak	Personal	294,000	0.019%
Tan Sri Dr. Khoo Kay Peng *(Note 2)*	Corporate	87,119,145	5.581%
Dr. The Hon. David Li Kwok Po	Personal	100,000	0.006%

Note:

1. *The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.*

2. *The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 30 June 2003, Dr. Khoo was deemed to have an interest in approximately 29.48% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.13% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. Dr. Khoo and his spouse are deemed to have interests in the entire issued capital of Bonham Industries Limited.*

All the interests stated above represent long positions in the shares of the Company.

As at 30 June 2003, none of the Directors or their respective spouses or children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations. At no time during the six months ended 30 June 2003 was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as stated above, as at 30 June 2003, none of the Directors or chief executives of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

(B) Substantial Shareholders

As at 30 June 2003, the following persons (other than Directors or chief executives of the Company) had interests or short positions in the shares and underlying shares of the Company representing 10% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of Interest	Number of shares held	Approximate % of issued share capital
Kerry Media Limited *(Note 1)*	Interest of controlled corporation	524,730,000	33.62%
Kerry 1989 (C.I.) Limited *(Note 2)*	Interest of controlled corporation	525,036,000	33.64%
Kerry Holdings Limited *(Note 3 & 4)*	Interest of controlled corporation	594,576,000	38.09%
Kerry Group Limited *(Note 4)*	Interest of controlled corporation	594,576,000	38.09%
Silchester International Investors Limited *(Note 5 & 6)*	Investment manager	189,001,000	12.11%

Note:

1. *The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.*

2. *The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.*

3. *The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.*

4. *The Company has been notified informally that, as at 30 June 2003, Kerry Group Limited and Kerry Holdings Limited were interested in 594,776,000 shares (representing approximately 38.10% of the Company's issued share capital) and the increase in shareholding was not required to be disclosed under Part XV of the SFO.*

5. *Silchester International Investors Limited has informally notified the Company that, as at 30 June 2003, it held 197,669,000 shares (representing approximately 12.66% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.*

6. *Investment manager acting on behalf of clients and not connected with the Company.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 30 June 2003, no person had registered any interest or short position in any shares or underlying shares of the Company which represented 10% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO.

(C) Certain Other Persons

As at 30 June 2003, the following other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors or chief executives of the Company) had interests or short positions in shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interest	Number of shares held	Approximate % of issued share capital
Sprucegrove Investment Management Ltd. *(Note 1)*	Investment manager	104,918,000	6.72%
Madam Chai Siew Phin Pauline *(Note 2)*	Interest of controlled corporation	87,119,145	5.58%
Templeton Global Advisors Ltd. *(Note 1)*	Investment manager	85,259,937	5.46%

Note:

1. *Investment manager acting on behalf of clients and not connected with the Company.*

2. *The interests in the 87,119,145 shares held by Madam Chai Siew Phin Pauline are duplicated in the interests for Tan Sri Dr. Khoo Kay Peng reported under "Directors and Chief Executives".*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 30 June 2003, no other person who was required to disclose their interests pursuant to Part XV of the SFO (other than the Directors or chief executive of the Company) had registered any interest or short position in any shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

EMPLOYEES

The Group has approximately 1,262 full-time employees as at 30 June 2003. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based upon the performance of the Group and individual employees.

SHARE OPTION SCHEME

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997. The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries.

No share option was granted under the Scheme during the six months ended 30 June 2003 (the "Period").

The outstanding shares in respect of options granted under the Scheme as at 30 June 2003 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2003	10,108,500
Granted during the Period	–
Exercised during the Period	–
Cancelled during the Period	–
Lapsed during the Period	1,405,000
Outstanding at 30 June 2003	8,703,500

Details of the movements during the six months ended 30 June 2003 in the share options granted under the Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has any outstanding share option or has any option exercised, cancelled or lapsed during the six months ended 30 June 2003.

(ii) Options granted to employees

			Number of shares involved in the options				
Date of grant	**Exercisable period**	**Exercise price/ share**	**Outstanding at 01/01/2003**	**Granted during the Period**	**Exercised during the Period**	**Lapsed during the Period**	**Outstanding at 30/06/2003**
		HK$					
02/08/1999	02/08/2000–27/10/2007	5.00	1,752,000	–	–	170,000	1,582,000
11/01/2000	11/01/2001–27/10/2007	5.51	1,991,500	–	–	570,000	1,421,500
20/04/2000	20/04/2001–27/10/2007	6.05	5,320,000	–	–	665,000	4,655,000
28/06/2001	28/06/2002–27/10/2007	4.95	1,045,000	–	–	–	1,045,000
			10,108,500	–	–	1,405,000	8,703,500

Valuation of share options has not been presented as the exercise prices of all the share options which were vested as at 30 June 2003 were above the market price of the shares of the Company as at 30 June 2003.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2003.

CORPORATE GOVERNANCE

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. The corporate governance principles adopted by the Group during the six months ended 30 June 2003 are in line with the corporate governance statement set out in the Company's 2002 Annual Report.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Non-executive Directors of the Company have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. One meeting was held by the Audit Committee in the first six months of 2003. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2003.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 5 September 2003

SCMP集團有限公司

NEWSPAPER MAGAZINE RETAIL VENTURES

二零零三年中期報告

SINCE 1903
100
YEARS IN
HONG KONG
South China Morning Post

SCMP 集團有限公司 *
（在百慕達註冊成立之有限公司）

中期業績

SCMP集團有限公司（「本公司」）董事會欣然宣佈本公司及其集團公司（「本集團」）截至二零零三年六月三十日止六個月未經審核之中期業績如下：

綜合損益表摘要

		未經審核 截至六月三十日止六個月 二零零三年	二零零二年 （經重列）
	附註	港幣千元	港幣千元
營業額	2	**613,635**	669,911
其他收益	3	**1,938**	4,786
員工成本		**(183,268)**	(207,052)
生產原料/銷售成本		**(203,016)**	(208,067)
租金及設施		**(44,289)**	(51,415)
折舊及攤銷		**(38,869)**	(39,521)
廣告及宣傳		**(5,438)**	(14,490)
其他經營開支		**(79,159)**	(61,287)
出售長期投資股份之收益		**1,955**	–
出售附屬公司之收益		**600**	11,209
長期投資減值撥備		**(780)**	–
經營業務所得盈利		**63,309**	104,074
財務費用		**(2,919)**	–
經營盈利		**60,390**	104,074
應佔聯營公司虧損減盈利		**(1,695)**	2,716
應佔共同控制企業虧損		**(3,575)**	(4,018)
除稅前盈利		**55,120**	102,772
稅項	4	**(19,678)**	(11,788)
除稅後盈利		**35,442**	90,984
少數股東權益		**(1,465)**	(902)
股東應佔盈利		**33,977**	90,082
股息分派			
擬派中期股息分派每股2仙（二零零二年：4仙）		**31,219**	69,375
每股盈利			
基本	5	**2.18仙**	5.19仙

* 僅供識別

SCMP 集團有限公司 *
(在百慕達註冊成立之有限公司)

綜合資產負債表摘要

	附註	未經審核 二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 (經重列) 港幣千元
非流動資產			
無形資產	6	**27,261**	14,130
固定資產	7	**1,488,815**	1,507,475
界定利益計劃之資產		**32,464**	37,858
聯營公司之權益		**39,013**	41,875
共同控制企業之權益		**7,239**	9,375
長期投資股份		**122,456**	128,523
		1,717,248	1,739,236
流動資產			
存貨		**37,967**	43,172
應收款項	8	**113,717**	155,326
預付費用、按金及其他應收賬款		**42,621**	49,146
銀行結餘及存款		**154,168**	138,992
		348,473	386,636
流動負債			
應付款項及應計負債	9	**115,343**	169,533
應付税項		**14,211**	1,360
預收訂閱費		**14,605**	16,285
		144,159	187,178
流動資產淨值		**204,314**	199,458
總資產減流動負債		**1,921,562**	1,938,694
非流動負債			
少數股東權益		**10,165**	8,692
無抵押計息銀行貸款		**310,000**	310,000
遞延税項		**97,886**	91,248
		418,051	409,940
		1,503,511	1,528,754
資本及儲備			
已發行股本	10	**156,095**	156,095
儲備	11	**1,316,197**	1,310,221
建議股息分派	11	**31,219**	62,438
		1,347,416	1,372,659
		1,503,511	1,528,754

綜合現金流量表摘要

	未經審核 截至六月三十日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
經營業務之現金流入淨額	**103,151**	133,144
投資業務之現金流出淨額	**(25,536)**	(155,918)
融資之現金流出淨額	**(62,439)**	(3,000)
現金及現金等值之增加/（減少）	**15,176**	(25,774)
期初之現金及現金等值	**138,992**	282,352
期末之現金及現金等值	**154,168**	256,578

綜合權益變動表摘要

	附註	未經審核 截至六月三十日止六個月 二零零三年 港幣千元	二零零二年 （經重列） 港幣千元
於一月一日			
如前呈報		**1,537,245**	2,150,075
會計政策變動	11	**(8,491)**	(14,718)
經重列		**1,528,754**	2,135,357
長期投資股份重估盈餘/（虧絀）	11	**3,055**	(869)
直接在儲備（扣除）/入賬之遞延税項	11	**(14)**	4
綜合賬目時產生之匯兑差額	11	**1,130**	543
未於損益賬中確認之淨收益及虧損		**4,171**	(322)
期內盈利	11	**33,977**	90,082
於出售長期投資股份時變現之重估儲備	11	**(952)**	–
股息	11	**(62,439)**	–
於六月三十日		**1,503,511**	2,225,117

賬項附註

1. **編製基準及會計政策**

本集團之未經審核綜合中期財務報表摘要（「中期報表」）乃按照香港會計師公會頒佈之香港會計實務準則（「會計實務準則」）第25號「中期財務報告」（適合於綜合中期財務報表摘要）及香港聯合交易所有限公司之證券上市規則附錄十六之規定而編製。

此中期報表應與二零零二年年報一併閱讀。

本集團除採納由二零零三年一月一日或以後之會計期間生效之香港會計師公會頒佈之第12號會計實務準則（經修訂）「所得稅」外，編製綜合中期報表所採用之會計政策及計算方法與截至二零零二年十二月三十一日止年度之全年報表所採用者一致。

本集團會計政策之變動及採納上述經修訂政策之影響如下：

截至二零零二年十二月三十一日止年度，若負債於可見之將來有可能實現，則會就所有重大時差按負債法作出遞延稅項撥備。除非遞延稅項資產能夠毫無疑問實現，否則不予確認。

由二零零三年一月一日起，本集團採納會計實務準則第12號（經修訂）「所得稅」，據此，遞延稅項按資產及負債之稅基（即該等資產及負債課稅金額）與其在賬目中之賬面值之暫時差異採用負債法作出全面撥備。

遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就未來有可能出現之應課稅盈利與暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業投資產生之暫時差異而撥備，但假若暫時差異之撥回可以控制，並有可能在可預見未來不會撥回則除外。

採納會計實務準則第12號（經修訂）為會計政策之變動。因該項變動而產生對本集團中期報表之影響作出上年度調整。截至二零零二年止六個月期間之比較性綜合損益已予重列，以符合已變動之政策。於二零零三年一月一日之期初保留盈利減少8,313,000港元（二零零二年：14,532,000港元），乃就於二零零三年以前之保留盈利就會計政策變動之累計影響。於二零零三年一月一日之期初資產重估儲備減少178,000港元（二零零二年：186,000港元），乃就本集團之土地及樓宇之資產重估盈餘而確認之遞延稅項負債。於二零零二年十二月三十一日之遞延稅項負債淨額及少數股東權益已分別重列為91,248,000港元及8,692,000港元。截至二零零二年六月三十日止六個月，損益賬及資產重估儲備已分別入賬3,979,000港元及4,000港元。

2. **分部資料**

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷《*南華早報*》、《*星期日南華早報*》及其他印刷及網上刊物、零售業務、物業持有，以及錄像及影片後期製作。

本集團業務大部份均以香港為基地，而本集團根據主要業務劃分之營業額及經營業務所得盈利貢獻分析如下：

	營業額 截至六月三十日止六個月		對經營盈利之貢獻 截至六月三十日止六個月	
	二零零三年 港幣千元	二零零二年 港幣千元	**二零零三年 港幣千元**	二零零二年 港幣千元
報章、雜誌及其他刊物	**354,270**	402,782	**17,194**	56,957
零售	**203,202**	204,597	**(1,201)**	(525)
投資物業	**41,392**	38,716	**40,024**	37,558
錄像及影片後期製作	**10,386**	10,669	**1,425**	(2,160)
娛樂及教育服務	**4,385**	13,147	**2,948**	12,244
總計	**613,635**	669,911	**60,390**	104,074

3. **其他收益**

	截至六月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
上市證券投資之股息收入	**563**	1,241
利息收入	**874**	2,833
其他	**501**	712
總計	**1,938**	4,786

4. **稅項**

	截至六月三十日止六個月	
	二零零三年	二零零二年 (經重列)
	港幣千元	港幣千元
公司及附屬公司：		
香港利得稅	**12,901**	15,169
其他地方利得稅	**113**	–
與暫時差異之產生及撥回有關之遞延稅項	**(1,914)**	(3,995)
與稅率調高有關之遞延稅項	**8,538**	–
聯營公司：		
其他地方	**40**	614
稅項支出	**19,678**	11,788

香港利得稅乃以期內賺取之應課稅盈利按17.5%(二零零二年：16%)稅率計算，本集團於其他國家經營之應課利得稅乃按當地之稅率計算。

5. **每股盈利**

每股基本盈利乃根據期內股東應佔盈利33,977,000港元(二零零二年：90,082,000港元)及於期內已發行之股份加權平均數1,560,945,596股(二零零二年：1,734,383,996股)計算。

截至二零零三年六月三十日止六個月，由於並無產生攤薄影響，故並無呈列每股攤薄盈利。

6. **無形資產**

	商譽 港幣千元	出版產權 港幣千元	軟件成本 港幣千元	在建資產 港幣千元	總計 港幣千元
成本：					
於二零零三年一月一日	610,033	1,820,000	4,250	9,951	2,444,234
添置	1,670	–	495	11,429	13,594
於二零零三年六月三十日	611,703	1,820,000	4,745	21,380	2,457,828
累計攤銷：					
於二零零三年一月一日	610,033	1,820,000	71	–	2,430,104
期內撥備	28	–	435	–	463
於二零零三年六月三十日	610,061	1,820,000	506	–	2,430,567
賬面淨值：					
於二零零三年六月三十日	1,642	–	4,239	21,380	27,261
於二零零二年十二月三十一日	–	–	4,179	9,951	14,130

7. **固定資產**

	投資物業 港幣千元	長期業權之 土地及樓宇 港幣千元	其他 固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本或估值：					
於二零零三年一月一日	756,000	374,148	907,701	7,646	2,045,495
添置	–	–	5,697	20,719	26,416
重新分類	–	–	5,937	(5,937)	–
收購附屬公司	–	–	183	–	183
出售	–	–	(14,302)	(1,135)	(15,437)
出售附屬公司	–	–	(3,782)	–	(3,782)
於二零零三年六月三十日	756,000	374,148	901,434	21,293	2,052,875
累積折舊：					
於二零零三年一月一日	–	66,839	471,181	–	538,020
期內折舊	–	3,901	34,505	–	38,406
收購附屬公司	–	–	37	–	37
出售	–	–	(8,808)	–	(8,808)
出售附屬公司	–	–	(3,595)	–	(3,595)
於二零零三年六月三十日	–	70,740	493,320	–	564,060
賬面淨值：					
於二零零三年六月三十日	756,000	303,408	408,114	21,293	1,488,815
於二零零二年十二月三十一日	756,000	307,309	436,520	7,646	1,507,475
成本及估值分析：					
成本	–	341,148	901,434	21,293	1,263,875
估值 －一九九零年	–	33,000	–	–	33,000
－二零零二年	756,000	–	–	–	756,000
	756,000	374,148	901,434	21,293	2,052,875

8. **應收款項**

本集團給予其貿易客戶七天至九十天平均信用期限，應收貿易款項之賬齡分析如下：

	二零零三年六月三十日		二零零二年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**55,703**	**43**	66,307	39
三十一日至六十日	**34,041**	**26**	53,657	31
六十一日至九十日	**22,743**	**18**	36,889	22
多於九十日	**16,352**	**13**	14,246	8
總計	**128,839**	**100**	171,099	100
減：呆壞賬撥備	**(15,122)**		(15,773)	
	113,717		155,326	

9. **應付款項及應計負債**

應付貿易款項包括於應付款項及應計負債中，其賬齡分析如下：

	二零零三年六月三十日		二零零二年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**62,255**	**83**	94,412	77
三十一日至六十日	**1,427**	**2**	5,767	5
六十一日至九十日	**604**	**1**	9,611	8
多於九十日	**10,461**	**14**	12,089	10
總計	**74,747**	**100**	121,879	100

10. 股本

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
法定股本： 5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本： 1,560,945,596(二零零二年：1,560,945,596)股，每股面值0.10港元	**156,095**	156,095

11. 儲備及擬派股息分派

	股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	滙兌儲備 港幣千元	保留盈利/(虧損) 港幣千元	總計 港幣千元
於二零零二年一月一日							
如前呈報	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
會計政策變動							
採納會計實務準則第12號(經修訂)之影響	–	–	–	(186)	–	(14,532)	(14,718)
經重列	1,151,275	1,925,381	27,337	1,317	(38,981)	(1,104,410)	1,961,919
股份溢價減少	(1,105,290)	–	–	–	–	1,105,290	–
長期投資股份公平價值之變動	–	–	(869)	–	–	–	(869)
綜合賬目時產生之匯兌差額	–	–	–	–	543	–	543
直接在儲備入賬之遞延稅項	–	–	–	4	–	–	4
期內盈利	–	–	–	–	–	90,082	90,082
於二零零二年六月三十日	45,985	1,925,381	26,468	1,321	(38,438)	90,962	2,051,679
於二零零三年一月一日							
如前呈報	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
會計政策變動							
採納會計實務準則第12號(經修訂)之影響	–	–	–	(178)	–	(8,313)	(8,491)
經重列	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
長期投資股份公平價值之變動	–	–	3,055	–	–	–	3,055
於出售時變現之重估儲備	–	–	(952)	–	–	–	(952)
綜合賬目時產生之匯兌差額	–	–	–	–	1,130	–	1,130
直接在儲備扣除之遞延稅項	–	–	–	(14)	–	–	(14)
期內盈利	–	–	–	–	–	33,977	33,977
二零零二年末期股息分派	–	(62,439)	–	–	–	–	(62,439)
於二零零三年六月三十日 －附註(a)	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416

附註(a) － 截至二零零三年六月三十日止六個月建議之中期股息分派31,219,000港元將由本公司繳入盈餘中支付。

12. 中期財務報告之批核

此中期財務報告於二零零三年九月五日經董事會批核。

管理層討論及分析

主要業務

本公司於本期間為投資控股公司。本集團於期內之主要業務包括出版報章、雜誌及書籍、零售業務、物業投資以及錄像及影片後期製作。

財務回顧

本集團之經營業績

本集團截至二零零三年及二零零二年六月三十日止六個月之綜合經營業績如下：

	未經審核 截至六月三十日止六個月		
百萬港元，每股盈利之金額除外	**二零零三年**	二零零二年 (經重列)	變動百分比
營業額	**613.6**	669.9	(8%)
經營成本(未計折舊)	**(504.2)**	(542.3)	(7%)
未計利息、稅項、折舊及攤銷之盈利(「EBITDA」)	**109.4**	127.6	(14%)
其他收益	**1.9**	4.8	(60%)
折舊及攤銷	**(38.9)**	(39.5)	(2%)
財務費用	**(2.9)**	–	100%
出售附屬公司之收益	**0.6**	11.2	(95%)
出售長期投資股份之收益	**2.0**	–	100%
辦公室搬遷開支	**(10.9)**	–	100%
長期投資減值撥備	**(0.8)**	–	100%
經營盈利	**60.4**	104.1	(42%)
股東應佔盈利	**34.0**	90.1	(62%)
每股盈利(港仙)			
基本	**2.18**	5.19	(58%)

本集團於二零零三年上半年面對極具挑戰性之經營環境。第一季雖發生伊拉克戰事，集團表現仍大致平穩，惟三月底爆發非典型肺炎後，本集團旗下多項業務遭受到重大影響。鑒於四月一日至五月十一日期間之廣告收益較去年同期退倒30%，而酒店與航空公司之報章訂閱銷售額亦大幅下跌，本集團於二零零三年五月十六日發出盈利警告。

上述因素導致截至二零零三年六月三十日止六個月之綜合收益下跌至613.6百萬港元，較二零零二年度同期下跌8%。儘管期內實行多項節省成本措施，未計利息、稅項、折舊及攤銷之盈利仍跌至109.4百萬港元，跌幅為14%。辦公室搬遷開支加上會計準則及公司利得稅稅率變動對遞延稅項之影響、出售附屬公司及長期投資收益偏低連同二零零二年十月購回股份而引起之財務費用，使股東應佔盈利跌至34百萬港元，而上年度同期則為90.1百萬港元。因會計準則及稅率變動就遞延稅項之影響於盈利扣除之8.5百萬港元支出乃非現金項目，故對本集團現金流量並無影響。每股基本盈利為2.18港仙。

經營成本及開支

本集團截至二零零三年及二零零二年六月三十日止六個月之經營成本及開支如下：

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
員工成本	**183.3**	207.1	(12%)
生產原料及銷售成本	**203.0**	208.1	(3%)
租金及設施	**44.3**	51.4	(14%)
廣告及宣傳	**5.4**	14.5	(63%)
其他經營開支	**68.2**	61.2	11%
經營成本(未計折舊)	**504.2**	542.3	(7%)
折舊及攤銷	**38.9**	39.5	(2%)
經營成本及開支總額	**543.1**	581.8	(7%)

本集團實行多項節省成本措施，以應付前所未見之業務逆轉。未計折舊之經營成本減至504.2百萬港元，較上年度同期減少7%，主要由減少員工人數、降低新聞紙成本及消耗量、減少租金及廣告與宣傳開支所達致。

由於員工人數由二零零二年六月三十日之1,321人減至二零零三年六月三十日之1,262人(部份因二零零三年五月出售「*健怡坊*」及二零零二年三月出售教育業務所致)，及二零零三年六月實行自願減薪計劃(此計劃將會繼續推行至年底)，員工成本下降12%。新聞紙之平均成本為每公噸422美元，較上年度同期每公噸545美元減少23%。由於廣告量減少，新聞紙消耗量亦減少10%。出售「*健怡坊*」及教育業務令租金及設施開支減少14%。因經營環境存在不明朗因素及困難，廣告與宣傳開支亦減少。

業務分類之貢獻

百萬港元	未經審核 對營業額之貢獻 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
報章、雜誌及其他刊物	**354.2**	402.8	(12%)
零售	**203.2**	204.6	(1%)
投資物業	**41.4**	38.7	7%
錄像及影片後期製作	**10.4**	10.7	(3%)
娛樂及教育服務	**4.4**	13.1	(66%)
總計	**613.6**	669.9	(8%)

百萬港元	未經審核 對EBITDA之貢獻 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比	未經審核 對經營盈利之貢獻 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
報章、雜誌及其他刊物	**63.7**	87.8	(27%)	**17.2**	57.0	(70%)
零售	**(0.1)**	0.9	(111%)	**(1.2)**	(0.5)	140%
投資物業	**40.4**	37.6	7%	**40.0**	37.6	6%
錄像及影片後期製作	**1.9**	(0.4)	575%	**1.4**	(2.2)	164%
娛樂及教育服務	**3.5**	1.7	106%	**3.0**	12.2	(75%)
總計	**109.4**	127.6	(14%)	**60.4**	104.1	(42%)

報章、雜誌及書刊出版業務繼續為本集團之收益及未計利息、稅項、折舊及攤銷之盈利作出主要貢獻，惟辦公室搬遷開支10.9百萬港元、二零零二年十月購回股份而引起之財務費用以及就廣告信用申索達成和解支付2.3百萬港元，使核心業務對經營盈利之貢獻大幅下降至17.2百萬港元。

業務回顧

報章、雜誌及其他刊物

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
營業額			
報章	**313.7**	361.9	(13%)
雜誌及其他刊物	**40.5**	40.9	(1%)
總營業額	**354.2**	402.8	(12%)
EBITDA	**63.7**	87.8	(27%)
經營盈利	**17.2**	57.0	(70%)

截至二零零三年六月三十日止六個月，出版部門之收益為354.2百萬港元，較上年度同期減少12%。儘管生產成本下降及實行節省成本措施，但因辦公室搬遷開支、上年度購回股份引起之財務費用以及就廣告信用申索達成和解支付款項，經營盈利仍大幅下降至17.2百萬港元。

由於非典型肺炎爆發，報章廣告收入因廣告量減少15%及收益率下降而減少19%。非典型肺炎影響到所有廣告類別，尤以旅遊相關及高檔次零售、服裝及生活時尚等類別為然。報章分類廣告收入增加2%。招聘廣告收入則下降13%，惟獲得其他分類廣告類別增加所抵銷。整體而言，分類廣告量減少1%，但因收益率上升而抵銷。

報章發行收入較上年度同期下跌7%，主要因酒店與航空公司之銷售數量下跌所致。截至二零零三年六月三十日止六個月，*《南華早報》*之平均未經審核發行量下降11%，由每日104,406份跌至92,474份，而*《星期日南華早報》*之發行量則下降18%，由每日90,868份跌至74,850份。*《星期日南華早報》*之零售價於四月六日起，由7港元調升至8港元，致令銷售量下降6%，但收入則增加10%。

截至二零零三年六月三十日止六個月，雜誌及其他刊物之收益與去年同期相比大致穩定。雜誌在本年度首四個月之表現理想，有助減輕非典型肺炎對五月份及六月份廣告收入所造成之影響。經營盈利因節省成本而輕微改善。

零售業務

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
營業額	**203.2**	204.6	(1%)
EBITDA	**(0.1)**	0.9	(111%)
經營虧損	**(1.2)**	(0.5)	140%

零售業務收益較去年同期下跌1%。由於零售業務邊際利潤極微，儘管獲暫時性減租及其他節省成本措施，非典型肺炎引致之銷售額下降仍使經營虧損上升。於本年首六個月，有四間「*地利店*」因地鐵站裝修而關閉，另有四間新店舖開業。於二零零三年六月底，共經營83間「*地利店*」。

其他零售業務集中進行店舖重整及成本控制，為出售作準備。於二零零三年六月一日，「*健怡坊*」及「精華貿易」已予出售，獲盈利0.6百萬港元。出售之盈利抵銷部份經營虧損。

投資物業

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
營業額	**41.4**	38.7	7%
EBITDA	**40.4**	37.6	7%
經營盈利	**40.0**	37.6	6%

由於一項投資物業新訂之租約及露天大型廣告牌帶來之租金收入，令投資物業之租金收入增加7%。作為物業投資業務租金收益及未計利息、稅項、折舊及攤銷之盈利主要來源之電視城租約將於年底屆滿。

錄像及影片後期製作

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
營業額	**10.4**	10.7	(3%)
EBITDA	**1.9**	(0.4)	575%
經營盈利/(虧損)	**1.4**	(2.2)	164%

錄像影片製作之收益於本年度第二季受到非典型肺炎影響，而多個項目被擱置。較高邊際利潤之後期製作表現較佳。因此，截至二零零三年六月三十日止六個月之業務已錄得盈利，而去年同期則錄得虧損。

娛樂及教育服務

百萬港元	未經審核 截至六月三十日止六個月 二零零三年	二零零二年	變動百分比
營業額	**4.4**	13.1	(66%)
EBITDA	**3.5**	1.7	106%
經營盈利	**3.0**	12.2	(75%)

本部門之收益來自華星唱片出版之版權稅及唱片銷售收入，而華星唱片出版業務已於二零零一年十月停止運作。教育業務則已於二零零二年三月出售。

流動資金及資本來源

經營業務於截至二零零三年六月三十日止六個月帶來的現金流入淨額為103.1百萬港元，而去年同期則為133.1百萬港元。經營業務現金流入淨額下降主要由於廣告及發行收入下降導致盈利減少。

投資業務於截至二零零三年六月三十日止六個月所動用之現金淨額為25.5百萬港元，主要用作資本開支。去年同期投資業務所動用之現金淨額為155.9百萬港元，主要為短期現金存款。

本集團融資業務所動用之現金淨額為62.4百萬港元，主要用以支付股息。去年同期融資業務之現金淨額為3百萬港元，乃支付股息與到期之長期銀行存款抵銷後所產生。

預期本集團業務所產生之現金及從外部資源可供動用之資金將足夠應付所有現金需求，包括營運資金需要及計劃之資本開支。

於二零零三年六月三十日，本集團之銀行貸款為310百萬港元。該銀行貸款為無抵押有期港元貸款，須於三年內償還，並按浮動利率計息。本集團並無重大外匯折算波動風險。

於二零零三年六月三十日，流動資產對流動負債比率為2.4倍，而於二零零二年十二月三十一日則為2.1倍。於二零零三年六月三十日，本集團之資產負債比率為10%，二零零二年十二月三十一日則為11%，此比率之計算方法以總貸款310百萬港元，扣除可供動用現金154.2百萬港元，除以股東資金1,503百萬港元。

資本開支

本集團繼續進行新科技及改善營運效益之資本開支投資計劃。在二零零三年估計為86.1百萬港元之資本開支當中，於截至二零零三年六月三十日止六個月，共動用38.3百萬港元於以下各項目：(i) 13.7百萬港元用於支付編輯、發行、廣告及零售銷售點系統之部分開支、(ii) 10.9百萬港元用於錄像及影片後期製作器材、(iii) 9.6百萬港元用於更換項目及(iv) 4.1百萬港元用於新零售店舖及裝置電腦硬件及軟件。餘下47.8百萬港元將用於編輯、發行、廣告及零售系統、新零售店舖及更換項目之進一步開支。

遞延税項

由二零零三年一月起，本集團採納新的遞延税項會計政策，以符合香港會計實務準則第12號（經修訂）「所得税」。去年，曾以收益表負債法就遞延税項提撥部分撥備，除非預期該等時差不會在可見將來抵銷。香港會計實務準則第12號（經修訂）規定採用資產負債表負債法，據此，就所有時差悉數確認遞延税項負債，而遞延税項資產乃就於未來有可能出現之應課税盈利與暫時差異抵銷而確認。

新會計政策將會追溯應用，導致須作出上年度調整。於二零零三年一月一日，期初保留盈利減少8,313,000港元（二零零二年：14,532,000港元），即於二零零三年以前之保留盈利就會計政策變動之累計影響。於二零零三年一月一日之期初資產重估儲備減少178,000港元（二零零二年：186,000港元），乃就本集團之土地及樓宇資產重估盈餘而確認之遞延税項負債。於二零零二年十二月三十一日之遞延税項負債淨額及少數股東權益已分別重列為91,248,000港元及8,692,000港元。

截至二零零二年六月三十日止六個月，損益賬及資產重估儲備已分別入賬3,979,000港元及4,000港元。

展望

本集團在下半年的表現將頗大程度上視乎經濟復蘇之幅度。雖然有跡象顯示經濟會從非典型肺炎疫情中恢復過來，部分是由於政府推行之振興經濟計劃，但失業率仍處於歷史性高位及通縮壓力依然存在，繼續影響部份行業。儘管面對這種環境，廣告及發行銷售已有所改善，但復蘇之步伐和幅度仍然未明朗。

在核心業務方面，本集團將會在下半年推出多個推廣及宣傳活動，帶動發行及廣告增長，同時配合《*南華早報*》一百週年慶祝活動。本集團將繼續引入新穎的廣告形式，並致力把握每個與客戶接觸之機會增加收入。本集團將繼續改善報章之質素及擴大在香港及中國內地之流通量。本集團將繼續發掘新模式以網上平台發送優質之內容。至於其他業務方面，本集團將尋求提高效益及增加收入之新途徑。

本集團將繼續集中於嚴謹控制所有業務之成本。自願減薪計劃將會繼續推行至年底。辦公室搬遷所帶來之節省成本效益將於明年顯現。近期及持續進行之科技投資將會降低本集團之成本基準及增加效益。

本集團的長遠目標仍然不變，並繼續按計劃進行：為讀者提供優質而適切之內容、為顧客提供更佳之服務，進行策略性投資以提高現有資產之價值或擴展本集團之品牌。此等策略加上嚴謹之財務控制，使本集團處於有利位置以把握任何增長機會。

中期股息分派

董事會宣佈從繳入盈餘賬中派發中期股息分派每股2港仙，合共31.2百萬港元，予於二零零三年九月三十日（星期二）名列本公司股東名冊之股東。該股息分派將於二零零三年十月八日（星期三）派發。

暫停股票過戶登記

本公司將由二零零三年九月二十五日(星期四)至二零零三年九月三十日(星期二),包括首尾兩天,暫停辦理股票過戶登記手續。已購買本公司股票之人士為確保收取中期股息分派,請將購入之股票及填妥之過戶文件,於二零零三年九月二十四日(星期三)下午四時前送達香港皇后大道東183號合和中心19樓本公司香港股票過戶分處香港中央證券登記有限公司辦理過戶登記手續。

董事

於本報告日,本公司之董事如下:

郭孔演先生	主席
Roberto V. Ongpin先生	副主席
Thaddeus Thomas Beczak先生	副主席
夏佳理先生*	
邱繼炳博士	
利定昌先生*	
李國寶博士*	

* *獨立非執行董事*

於股份、相關股份及債權證之權益及淡倉

(甲) **董事及最高行政人員**

於二零零三年六月三十日,根據證券及期貨條例第352條須備存之登記冊所示,或根據上市公司董事進行證券交易標準守則(「標準守則」)另行知會本公司及香港聯合交易所有限公司(「聯交所」),本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有之權益或淡倉如下:

	本公司之普通股		
董事姓名	身份/權益性質	持有股數	約佔已發行股本百分比
郭孔演先生 *(附註1)*	公司	340,000	0.022%
Thaddeus Thomas Beczak先生	個人	294,000	0.019%
邱繼炳博士 *(附註2)*	公司	87,119,145	5.581%
李國寶博士	個人	100,000	0.006%

附註:

1. *該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益,Allerlon Limited由郭先生及其配偶全資擁有。*

2. *該87,119,145股股份之權益被視作由邱繼炳博士透過下述公司而持有之公司權益:(i)MUI Media Ltd.佔70,969,145股股份及(ii)Bonham Industries Limited佔16,150,000股股份。於二零零三年六月三十日,邱博士被視作持有Pan Malaysian Industries Berhad已發行股本約29.48%權益,而Pan Malaysian Industries Berhad則持有Malayan United Industries Berhad(「MUI Berhad」)已發行股本約46.13%權益。MUI Media Ltd.由MUI Berhad全資擁有。邱博士及其配偶被視作擁有Bonham Industries Limited之已發行股本所有權益。*

上述所有權益均為本公司股份中之好倉。

於二零零三年六月三十日,概無董事或彼等各自之配偶或十八歲以下之子女獲本公司授予任何權利或曾行使任何權利以認購本公司或其任何相聯法團之股份或債權證。於截至二零零三年六月三十日止六個月內任何時間,本公司或其任何附屬公司均無參與任何安排,促使本公司董事透過認購本公司或任何其他法團之股份或債權證而獲得利益。

除上文所述者外，於二零零三年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事及最高行政人員概無於本公司或其相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證中擁有權益或淡倉。

（乙） 主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事或最高行政人員）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權10%或以上之權益或淡倉：

股東名稱	身份/權益性質	持有股數	約佔已發行股本百分比
Kerry Media Limited *(附註1)*	受控制法團權益	524,730,000	33.62%
Kerry 1989 (C.I.) Limited *(附註2)*	受控制法團權益	525,036,000	33.64%
Kerry Holdings Limited *(附註3及4)*	受控制法團權益	594,576,000	38.09%
Kerry Group Limited *(附註4)*	受控制法團權益	594,576,000	38.09%
Silchester International Investors Limited *(附註5及6)*	投資經理	189,001,000	12.11%

附註：

1. *Kerry Media Limited所持有之524,730,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited及Kerry Group Limited各自之權益重複。*

2. *Kerry 1989 (C.I.) Limited所持有之525,036,000股股份權益，與上文所述Kerry Holdings Limited及Kerry Group Limited各自之權益重複。*

3. *Kerry Holdings Limited所持有之594,576,000股股份權益，與上文所述Kerry Group Limited之權益重複。*

4. *本公司獲非正式通知，於二零零三年六月三十日，Kerry Group Limited及Kerry Holdings Limited於本公司594,776,000股股份擁有權益，佔本公司已發行股本約38.10%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。*

5. *Silchester International Investors Limited已非正式通知本公司，於二零零三年六月三十日，彼持有本公司197,669,000股股份，佔本公司已發行股本約12.66%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。*

6. *代表客戶行事之投資經理，與本公司並無關連。*

上述所有權益均為本公司股份中之好倉。

除上文所述者外，於二零零三年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，概無任何人士於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權10%或以上之權益或淡倉。

(丙) **若干其他人士**

於二零零三年六月三十日,根據證券及期貨條例第336條須備存之登記冊所示,下列根據證券及期貨條例第XV部規定須披露其權益之其他人士(並非本公司董事或最高行政人員)於本公司之股份及相關股份中擁有權益或淡倉:

股東名稱	身份/權益性質	持有股數	約佔已發行股本百分比
Sprucegrove Investment Management Ltd. *(附註1)*	投資經理	104,918,000	6.72%
Chai Siew Phin Pauline女士 *(附註2)*	受控制法團權益	87,119,145	5.58%
Templeton Global Advisors Ltd. *(附註1)*	投資經理	85,259,937	5.46%

附註:

1. *代表客戶行事之投資經理,與本公司並無關連。*

2. *Chai Siew Phin Pauline女士所持有之87,119,145股股份權益,與「董事及最高行政人員」項下郭鶴年博士所持有之權益重複。*

上述所有權益均為本公司股份中之好倉。

除上文所述者外,於二零零三年六月三十日,根據證券及期貨條例第336條須備存之登記冊所示,概無根據證券及期貨條例第XV部規定須披露其權益之其他人士(並非本公司董事或最高行政人員)於本公司之股份及相關股份中擁有權益或淡倉。

僱員

本集團於二零零三年六月三十日僱用約1,262名全職員工。本集團員工之薪酬大致上按照行業慣例釐定,並採納一項僱員購股權計劃,根據本集團之業績及員工個別之工作表現授出購股權。

購股權計劃

本公司之購股權計劃(「該計劃」)於一九九七年十月二十七日為股東採納,其後根據於二零零零年十一月六日及於二零零二年五月二十九日召開之股東週年大會經股東批准作出修訂,以符合經修訂之香港聯合交易所有限公司證券上市規則第十七章。根據該計劃,本公司董事會可向任何本公司或其任何附屬公司之全職僱員或執行董事授出購股權以認購本公司之股份。

截至二零零三年六月三十日止六個月期間(「本期間」),概無根據該計劃授出任何購股權。

於二零零三年六月三十日,該計劃下尚未行使之購股權所涉及之股份摘要如下:

	授出購股權之股份數目
於二零零三年一月一日尚未行使	10,108,500
於本期間授出	–
於本期間行使	–
於本期間註銷	–
於本期間失效	1,405,000
於二零零三年六月三十日尚未行使	8,703,500

根據該計劃已授出之購股權於截至二零零三年六月三十日止六個月之變動細節如下：

(i) **授予董事之購股權**

於截至二零零三年六月三十日止六個月期間，概無本公司董事擁有任何尚未行使之購股權或任何已行使、註銷或失效之購股權。

(ii) **授予僱員之購股權**

			購股權之股份數目				
授出日期	行使期	每股行使價	於二零零三年一月一日尚未行使	於本期間授出	於本期間行使	於本期間失效	於二零零三年六月三十日尚未行使
		港幣					
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,752,000	–	–	170,000	1,582,000
11/01/2000	11/01/2001 – 27/10/2007	5.51	1,991,500	–	–	570,000	1,421,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	5,320,000	–	–	665,000	4,655,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	1,045,000	–	–	–	1,045,000
			10,108,500	–	–	1,405,000	8,703,500

鑑於於二零零三年六月三十日所有授出之購股權之行使價均較本公司股份於二零零三年六月三十日之市價為高，故本公司並無對購股權之價值作出評估。

購買、贖回或出售本公司股份

在截至二零零三年六月三十日止六個月內，本公司或其任何附屬公司均無購買、出售或贖回任何本公司股份。

公司管治

本公司董事及管理層致力達致高質素之公司管治水平，作為本集團整體業務之重要架構。本集團於截至二零零三年六月三十日止六個月採納之公司管治準則與本公司二零零二年年報所載之公司管治聲明一致。

最佳應用守則

除下述有關本公司非執行董事之任期外，本公司董事並無知悉任何資料，足以合理地顯示本公司於截至二零零三年六月三十日止六個月之期間內，未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。本公司之非執行董事並無指定任期，惟彼等須根據本公司之公司細則輪值告退及重選。

審核委員會

審核委員會自一九九八年成立，訂有書面職權範圍，現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生。於二零零三年首六個月期間，審核委員會舉行了一次會議。審核委員會已審閱本集團截至二零零三年六月三十日止六個月之未經審核中期業績。

薪酬委員會

本公司於二零零零年成立薪酬委員會，並訂明其職權範圍，現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

代表董事會
主席
郭孔演

香港，二零零三年九月五日